Exhibit 4.75
Power Purchase Contract
(Contract Number: De Dian Si 2009-079)
(Binglangjiang Expanded Power Station)
Power Purchaser: Dehong Power Supply Co., Ltd.
Power Seller: Yunnan Huabang Electric Power Development Co., Ltd.

POWER PURCHASE CONTRACT
(Contract Number: 2009- 079)

CHAPTER I	DEFINITIONS AND INTERPRETATIONS	4

CHAPTER II	REPRESENTATIONS BY THE PARTIES	8

CHAPTER III	OBLIGATIONS OF THE PARTIES	9

CHAPTER IV	PURCHASE AND SALE OF THE ELECTRIC POWER	11

CHAPTER V	ON-GRID ELELCTRICITY TARIFF	14

CHAPTER VI	METERING OF ELECTRIC POWER	14

CHAPTER VII	CALCULATION OF ELECTRICITY OUTPUT	18

CHAPTER VIII	SETTLEMENT AND PAYMENT OF ELECTRICITY FEES	19

CHAPTER IX	FORCE MAJEURE	23

CHAPTER X	UNPLANNED OUTAGE	25

CHAPTER XI	LIABILITY FOR BREACH OF CONTRACT	26

CHAPTER XII	EFFECTIVINESS AND VALID TERM OF THIS CONTRACT	27

CHAPTER XIII	APPLICABLE LAW	27

CHAPTER XIV	AMENDMENT, ASSIGNMENT AND TERMINATION OF THIS CONTRACT	28

CHAPTER XV	DISPUTES RESOLUTION	29

CHAPTER XVI	MISCELLANEOUS	30

APPENDIX I: MAJOR TECHNICAL PARAMETERS OF THE POWER PLANT (OMITTED)

APPENDIX II: DIAGRAM FOR MAJOR WIRING AND METERING POINTS OF THE POWER PLANT (OMITTED)

APPENDIX III: THE ANNUAL ALLOWABLE PLANNED OUTAGE HOURS FOR EACH GENERATOR UNIT OF THE POWER PLANT (OMITTED)

This Power Purchase Contract (hereinafter referred to as “this Contract”) was executed by and between the following Parties:
Power Purchaser: Yunnan Dehong Electric Power Co., Ltd., a company conducting the business of grid operation, which was registered and established with the Administration for Industry and Commerce of Yunnan Province. It has procured the Power Transmission Permit (number: Dian Bing—024) issued by the Power Regulatory Department of Yunnan Province Economic and Trade Commission. Its Tax Registration Certificate number is 533103713470352, the registered address is at No. 99, Central Section of Mangshi Avenue, and the legal representative is Yue Zhiqiang.
Power Seller: Yunnan Huabang Electric Power Development Co., Ltd., a legal entity conducting the business of power generation, which was registered and established with the Administration for Industry and Commerce of Dehong Prefecture. It has procured the Power Generation Permit (number: 1063008-00218) issued by the Power Regulatory Department of Kunming City for the Power Plant (units) referred to in this Contract. Its Tax Registration Certificate number is 533123757168171, the registered address is at Xincheng Township, Yingjiang County, and the legal representative is John D. Kuhns.
The mail address and bank account information provided by the Parties are set out as follows:
Name of Power Purchaser: Dehong Power Supply Co., Ltd.
Addressee: Power Marketing Department
E-mail Address:
Telephone Number: 8893228     Facsimile Number: 8893228     Post Code: 678400
Mail Address: No. 99, Central Section of Mangshi Avenue, Luxi City
Account Name: Dehong Power Supply Co., Ltd.
Opening Bank: Agricultural Bank of China, Dehong Prefecture Branch
Account Number: 139801040001427

Name of Power Seller: Yunnan Huabang Electric Power Development Co., Ltd.
Addressee: Tong Weiwei
E-mail Address:
Telephone Number: 0692-2127078     Facsimile Number: 0692-2127078     Zip Code: 678400
Mail Address: 4th Floor, No. 20 Baobo Road, Luxi City
Account Name: Yunnan Huabang Electric Power Development Co., Ltd.
Opening Bank: Agricultural Bank of China, Yingjiang County Sub-branch Chengguan Office
Account Number: 135601040001268
WHEREAS,
(1)	The Power Seller is currently owning and operating the Binglangjiang Expanded Power Plant (hereinafter referred to as the “Power Plant”) with the installed capacity of 20,000 KW in Yingjiang County.
(2)	The Power Plant has been connected to the power grid operated and administrated by the Power Purchaser.
After friendly consultations, on the principles of equality, free will and good faith, both Parties hereto have reached this Contract in accordance with the Contract Law of the People’s Republic of China, the Electric Power Law of the People’s Republic of China, the Regulations on the Administration of the Dispatching of Power Grids and other relevant laws and regulations of the People’s Republic of China.

CHAPTER I DEFINITIONS AND INTERPRETATIONS
1.1	Unless otherwise required by the context, the terms used in this Contract shall be defined as follows:

1.1.1	“Power Plant” refers to the power generation facilities with all auxiliary facilities stretching to the demarcation point of property rights with the installed capacity of 20,000 KW (the unit capacity is 10,000 KW, with 2 installed units, namely, unit 1 and unit 2), which are owned and operated by the Power Seller and located in Xincheng Town.

1.1.2	“Annual Actual On-grid Output” refers to the annual electricity output transmitted to the Power Purchaser by the Power Seller at the Metering Point. The unit for metering the electricity output is kwh.

1.1.3	“Annual Contractual On-grid Output” refers to the annual on-grid electricity output stipulated in Article 4.1hereof.

1.1.4	“Annual (Monthly) Accumulated Electricity Purchase Output” refers to the electricity purchase output stipulated in Article 4.4.1 hereof.

1.1.5	“On-grid Electricity Output during Commissioning Period” refers to the on-grid electricity output generated by the Power Plant during the period between the initial grid connection date of different generator units and the formal delivery for commercial operation.

1.1.6	“Planned Outage” refers to the status of the generator units of the Power Plant during the planned overhaul period, including the general overhaul, the repair, the public system planned overhaul, and the holiday repairing and the elimination of defects during off-peak period required by the Power Purchaser (power dispatching organization), etc. The permitted Planned Outage hours for each generator unit of the Power Plant per year are set out in Appendix III hereto.

1.1.7	“Unplanned Outage” refers to the unavailable condition of the generator units of the Power Plant which are not during the Planned Outage period. Based on the urgency of outage, the Unplanned Outage can be classified as the following five categories: (1) immediate outage; (2) the outage which could be delayed for a short while but must exit within six hours; (3) the outage which could be postponed over six hours but must exit within seventy-two hours; (4) the outage which could be deferred over seventy-two hours but must exit before the next Planned Outage; and (5) the prolonged outage which is exceeding the time limit of the Planned Outage.

1.1.8	“Forced Outage” refers to the aforesaid (1), (2) and (3) categories of Unplanned Outage in Article 1.1.7.

1.1.9	“Available Hours” refers to the hours for the units under available conditions, which are the sum of service hours and reserve hours.

1.1.10	“Equivalent Unit Derated Outage Hours” refers to the outage hours calculated by the nameplate capacity which are converted from the derated hours.

1.1.11	“Equivalent Available Factor” refers to the proportion of the difference between the Available Hours and the Equivalent Unit Derated Outage Hours to the period hours. In respect of Unit 1 and Unit 2, in the overhaul years is 40 days, in the non-overhaul years is 20 days; and the Equivalent Available Factors for other units are respectively \.

1.1.12	“Equivalent Unplanned Outage Hours” refers to the sum of the Unplanned Outage Hours and the unplanned Equivalent Unit Derated Outage Hours.

1.1.13	“Power Purchaser’s Reason” refers to the requirements or liabilities of the Power Purchaser, including, without limitation, the liabilities of Power Purchaser for the enlargement of accident due to its failure to comply with relevant national regulations and standards, etc.

1.1.14	“Power Seller’s Reason” refers to the requirements or liabilities of the Power Seller, including, without limitation, the liabilities of the Power Seller for the enlargement of accident due to its failure to comply with relevant national regulations and standards, etc.

1.1.15	“Metering Point” refers to the point where the electric power metering device is installed indicated in the Appendix II hereto. Generally speaking, the Metering Point shall be set at the demarcation point of property right of the Parties; in the event that the metering devices cannot be installed at the demarcation point of property rights, the installation place shall be determined by both Parties through consultation.

1.1.16	"Emergencies” refers to the accidents occurred to the power grid or material accidents occurred to the power generation or power supply facilities; the grid frequency or electric voltage exceeds the prescribed limit, the loading of the transmission and transformation facilities is over the regulated amount, the power of trunk circuit exceeds the specified stability limitation and other operational situations which threaten the safety of the grid operation, may destroy the grid stability and eventually lead to the collapse of the grid or even power interruption in a vast area.

1.1.17	“Technical Parameter” refers to the technical restrictive conditions for electric power utilities (including the equipments of the Power Plant and the facilities for grid connection) listed out in Appendix I hereto.

1.1.18	“Working Day” refers to the calendar days excluding statutory holidays and vacations. In the event that the agreed payment date is not a Working Day, then the payment date shall be correspondingly postponed to the next Working Day.

1.1.19	“Force Majeure” refers to the objective events which are unforeseen, unavoidable and insurmountable, including volcano eruptions, tornados, tsunamis, snowstorms, mudslide, landslide, flood, fire, failure of the water inflows to meet the designed standards, earthquakes, typhoons, thunder and lightening, fog flash, etc. beyond the designed standards, and nuclear radiation, wars, plagues and riots, etc.

1.2	Interpretations

1.2.1	All headings hereof are only for the convenience of reading and shall not affect the interpretation of this Contract in any way.

1.2.2	The Appendices to this Contract shall have the same legal effect as the formal text of this Contract.

1.2.3	Unless otherwise agreed by the Parties, this Contract shall have the same binding force on the legitimate successors or assignees of the Parties.

In case of situations prescribed in the above Article, relevant obligors shall fulfill requisite notification obligations and complete relevant legal procedures in accordance with law.

1.2.4	Unless otherwise required by the context, the day, month and year referred to in this Contract shall be the day, month and year of the Gregorian calendar.

1.2.5	The words “include”, “includes” or “including” shall mean including without limitation.

CHAPTER II REPRESENTATIONS BY THE PARTIES
Any Party hereby represents to the other Party that:
2.1	It is an enterprise that has been duly established and validly and legally in existence in accordance with law, and has the full right to enter into and the ability to perform this Contract.

2.2	All procedures required for entering into and performing this Contract (including procuring requisite governmental approvals, business license and power business permit, etc.) have been accomplished and are legal and valid.

2.3	Upon entering into this Contract, no judgments, verdicts, awards or specific administrative acts have been carried out by any courts, arbitration institutes, administrative organs or other regulatory bodies that will have material adverse effect on its performance of this Contract.

2.4	All internal authorization procedures required for executing this Contract have been accomplished and this Contract is signed by its legal representative or authorized proxy. This Contract shall have the binding force on both Parties of this Contract after it comes into effect.
CHAPTER III OBLIGATIONS OF THE PARTIES
3.1	The Power Purchaser’s obligations shall include the following:

3.1.1	To purchase the electric power generated by the Power Plant of the Power Seller in accordance with the provisions of this Contract.

3.1.2	To abide by the Grid Connection and Dispatching Agreement entered into by the Parties, operate and maintain the power transmission and transformation facilities in accordance with relevant national standards and electric power industrial standards, and maintain the safety, high quality and economic operation of the electric power system.

3.1.3	To dispatch the electric power and disclose information publicly, justly and fairly according to relevant regulations of the State and to provide information relating to the power load, reserved capacity and operational conditions of power transmission and transformation facilities, etc.

3.1.4	To provide electric power to the Power Seller for restarting the generator units of the Power Plant according to relevant national regulations or mutual agreements.

3.1.5	To compensate the Power Seller for the reasonable fees arising from the paid assistant services provided by the Power Seller upon the request of the Power Purchaser according to relevant national regulations.

3.2	The Power Seller’s obligations shall include the following:

3.2.1	To sell to the Power Purchaser the electric power that satisfies the national standards and the electric power industrial standards in accordance with the provisions of this Contract.

3.2.2	To abide by the Grid Connection and Dispatching Agreement entered into by the Parties, comply with the unified dispatch of electric power, operate and maintain the Power Plant according to national standards, the electric power industrial standards and the dispatching codes, ensure the operational abilities of the power generation units satisfy the technical standards and rules issued by relevant departments of the State, and maintain the safety, high quality and economic operation of the electric power system.

3.2.3	To provide the Power Purchaser with the reliability index and the operational conditions for the units of the Power Plant on a monthly basis, provide information concerning the defects of facilities in a timely fashion, regularly provide the overhaul plan for the units of the Power Plant, and strictly implement the overhaul plan for the generator units of the Power Plant which has been comprehensively arranged and balanced by the Power Purchaser and determined by the Parties through consultations.

3.2.4	To compensate the Power Purchaser for the reasonable fees arising from the paid assistant services provided by the Power Purchaser upon its request according to relevant national regulations.

3.2.5	Not to conduct the business of supplying power directly to the consumers without the approvals from relevant authorities of the State.
CHAPTER IV PURCHASE AND SALE OF THE ELECTRIC POWER
4.1	Annual Contractual On-grid Electricity Output: the Annual Contractual On-grid Electricity Output shall be determined in the supplemental agreement through consultations.

4.2	Equivalent Available Factor: shall be determined in the annual supplemental agreement.

4.3	The Allowable Deviation for Actual Electricity Generation Power

During any period of time, the allowable deviation range between the actual electricity generation power of the Power Plant and the power determined by the daily electricity generation dispatching plan curve (including the interim adjustment curve) released by the electric power dispatching agency shall be: from negative 3% to positive 3%.
4.4	Accumulated Electricity Purchase Output and Surplus or Deficiency of Electricity Purchase Output

4.4.1	The sum of annual (monthly) electricity output generated by the output within the allowable deviation range prescribed in Article 4.3 of the Power Plant’s units and the electricity output generated by the output beyond the allowable deviation range prescribed in Article 4.3 due to Power Purchaser’s Reason, plus the electricity output generated by the output of the Power Plant’s units on other conditions which conform to the requirements of the dispatching instructions equals to the Annual (Monthly) Accumulated Electricity Purchase Output. The difference between the Annual (Monthly) Accumulated Electricity Purchase Output and the Annual (Monthly) Contract On-grid Electricity Output shall be the annual (monthly) surplus or deficient electricity purchase output of the Power Purchaser.

4.4.2	Annual (Monthly) Accumulated Electricity Purchase Output shall be settled according to the on-grid tariff prescribed in Article 5.2 hereof.

4.4.3	At the end of each contract year, in the event that the Annual Accumulated Electricity Purchase Output of the Power Purchaser is less than the Annual Contractual On-grid Electricity Output, the Power Purchaser shall pay the liquidated damages to the Power Seller for the deficiency of Annual Electricity Purchase Output according to the result calculated by the following formula:

The Deficiency of Annual Electricity Purchase Output=Annual Contractual On-grid Electricity Output — Annual Accumulated Electricity Purchase Output — The Deficiency of Electricity Generation Output of that year due to Force Majeure occurred to the Power Seller—The Deficiency of Electricity Generation Output of

that year due to the Breach of Contract of the Power Seller
[Wherein: Accumulated Electricity Purchase Output=Actual On-grid Output—The Surplus of Electricity Generation Output due to the Breach of Contract of the Power Seller]

Liquidated Damages for the Deficiency of Annual Electricity Purchase Output =The Deficiency of Annual Electricity Purchase Output × The On-grid Tariff approved by the Local Price Regulatory Authority

4.5	The Surplus or Deficiency of Electricity Generation Output due to Breach of Contract

4.5.1	At any period of time, in the event that the Power Seller violates the dispatching instructions to generate electricity or fail to generate electricity, or violates the dispatching instructions to generate electricity on the condition exceeding the allowable deviation range, the incurred surplus or deficient electricity generation output shall be the surplus or deficiency of electricity generation output of the Power Seller due to breach of contract. The surplus or deficiency of electricity generation output due to breach of contract shall be caused by the following three conditions: (1) the surplus or deficiency of electricity generation output caused by the Power Seller’s unauthorized start-up or shut-down of the units without the consent of the Power Purchaser; (2) the surplus or deficiency of electricity generation output caused by the electricity generation by the Power Plant on the condition exceeding the allowable deviation range prescribed in Article 4.3 which has been warned by the Power Purchaser, or by the continuous electricity generation on the condition exceeding the allowable deviation range prescribed in Article 4.3 for over five (5) minutes; (3) the surplus or deficiency of electricity generation output due to the Power Seller’s failure to perform the dispatching instructions of reducing or adding the unit output under Emergencies.

4.5.2	The Power Purchaser shall not settle the surplus electricity generation output due to the breach of contract of the Power Seller; in the meanwhile, the Power Seller shall pay to the Power Purchaser the liquidated damages for the surplus electricity generation output.

Liquidated Damages for Annual Surplus Electricity Generation Output=The Annual Surplus Electricity Generation Output due to Breach of Contract×The On-grid Electricity Tariff approved by Local Price Regulatory Authority×2

4.5.3	The deficient electricity generation output due to breach of contract of the Power Seller shall be deducted as Unplanned Outage; in the meanwhile, the Power Seller shall pay the Power Purchaser the liquidated damages for the deficient electricity generation output.

Liquidated Damages for Annual Deficient Electricity Generation Output=The Annual Deficient Electricity Generation Output due to Breach of Contract×The On-grid Electricity Tariff approved by Local Price Regulatory Authority

4.5.4	The Power Seller’s violations of the dispatching instructions shall be punished in accordance with the provisions of relevant laws and regulations and the stipulations of the Grid Connection and Dispatching Agreement.
CHAPTER V ON-GRID ELELCTRICITY TARIFF
5.1	On-grid electricity tariff during the commissioning period shall be determined in the Annual Supplemental Agreement.

CHAPTER VI METERING OF ELECTRIC POWER
6.1	Metering Point

The Metering Points for metering and recording the on-grid electricity output and from-grid electricity output shall be installed at the following points (details of which are set out in Appendix II):
a)	Beside 110KV Main Substation of Binglangjiang Expanded Power Station;

b)	;

c)	.
6.2	Metering Devices for Electric Power and Relevant Equipments

6.2.1	Metering devices include, without limitation, the energy meters, metering voltage transformer, current transformer, secondary circuit and electric power metering box/tank, etc.

6.2.2	Metering devices shall be installed and allocated in accordance with the Technical Administration Code of Electric Power Metering (DL / T448-2000). No auxiliary junction points of isolating switch shall be installed in the secondary circuit of voltage transformer, and no types of voltage compensation devices shall be connected thereto.

6.2.3	Energy meters shall be selected from the static multifunctional meters, the technical performances of which shall conform to the requirements of the Multifunction Energy Meters (DL / T 614-1997). The energy meters shall be equipped with standard communication interface and the functions of no-voltage recorder and no-voltage timing, time-matching and incidents recording, and shall have the local data communication and (or through the remote terminal of electric power ) remote transmission functions, which shall be connected to the Power Purchaser’s management system for the master station of electric power. In addition, the energy meters shall have the daily load curve recording function, support network communications, be of good compatibilities, and have sufficient safety precautions to prevent the access of unauthorized persons.
6.2.4	The metering devices shall be installed by Dehong Jincheng Electric Power Metering Devices Testing Technology Co., Ltd. (hereinafter referred to as “Jincheng Company”), which has been authorized by the Quality and Technical Supervision Bureau of Dehong Prefecture and commissioned by both Parties, in accordance with the requirements before the grid connection of the Power Plant. Before the metering devices are put into operation, the Parties hereto shall carry out the completion acceptance of the metering devices according to the requirements of the Technical Administration Code of Electric Power Metering (DL / T448-2000). As for those metering devices which have already been put into operation, Jincheng Company shall carry out technical recognition of the technical performances and management conditions of the metering devices with reference to the requirements of this Article. As for those aspects which fail to satisfy the requirements, both Parties shall reach an agreement through consultation and accomplish the transformation within a specific period.

6.2.5	A set of energy meters with the same model, specification and accuracy shall be installed at each Metering Point.

6.2.6	At the Metering Point where the on-grid electricity output and the from-gird electricity output are simultaneously metered, the energy meters for metering the on-grid electricity output and the from-grid electricity output shall be respectively installed and shall satisfy the requirements set out in Article 6.2.3.

6.2.7	The metering devices shall be tested and sealed with strip seals, stamps or other measures for seal by Jincheng Company. Neither Party shall arbitrarily unseal the metering devices, change the metering devices for electric power, the interconnection lines between the metering devices or replace the components of the metering devices.

In the event that any Party proposes the technology development, the transformation plan must be approved by the other Party and the transformation must be carried out with both Parties at presence, which shall not be put into use until having passed the completion acceptance as required in Article 6.2.4.

6.3	The Power Seller shall purchase the metering devices for metering the on-grid electricity output and the from-grid electricity output on its own expenses, and shall be responsible for the daily management and maintenance of the metering devices.

6.4	Checking of Metering Devices

6.4.1	The defaults inspections and periodical checking for metering devices shall be carried out by Jincheng Company with both Parties at presence. Any expenses and fees arising therefrom shall be borne by the Power Seller.

6.4.2	Besides the periodical checks, either Party may require at any time for checking or testing the metering devices, which shall be carried out by Jingcheng Company. After being checked or tested, in the event that the error of the metering devices cannot reach the prescribed accuracy, the expenses and fees arising therefrom shall be borne by the Party who proposes the checking or testing.

6.5	Treatment of Metering Abnormities

In the event any Party hereto detects the abnormities or malfunctions of the metering devices which consequently affect the metering of electric power, such Party shall immediately inform the other Party and Jincheng Company to jointly analyze the problems so as to resume the normal metering as soon as possible. Under normal circumstances, the settlement of electricity output shall be based on the data recorded on the main meters at trade settlement metering point. In case of abnormities of the trade settlement metering point, as for other abnormities, both Parties shall, after thorough consultations, determine the electricity output during the abnormal period according to the information provided by the no-voltage recorder, no-voltage timing device and other equipments.
CHAPTER VII CALCULATION OF ELECTRICITY OUTPUT
7.1	The on-grid electricity output and from-grid electricity output shall be settled on a monthly basis so as to realize the daily recording, monthly settlement and clearing at the end of each year. The electricity output for settlement shall be read from the energy meters at the Metering Point at twenty four o’clock of Beijing time on the last day of each month, which shall be confirmed by both Parties. In case the matters relating to the calculation of from-grid electricity output are stipulated in the Power Supply and Use Contract, the stipulations of such contract shall be followed.

7.2	Reading and Recording of the Data for Electricity Output Settlement

7.2.1	On site reading and recording of the data for electricity output settlement. Before the operation of the Power Purchaser’s remote terminal of electric power, the data for electricity output settlement shall be the data carried on the meters at twenty four o’clock referred to in Article 7.1 which has been set up by taking advantage of the frozen function of the energy meters, which shall be agreed by the staff of both Parties to read and record on site on the next day.

7.3	Calculation of Electricity Output

7.3.1	On-grid Electricity Output

The on-grid electricity output shall be the aggregated output of all electricity output (positive direction) delivered from the Power Plant’s units to the Power Purchaser and read at the Metering Point stipulated in Article 6.1.

7.3.2	From-Grid Electricity Output

The from-grid electricity output shall be the electricity output delivered from the power grid to the Power Plant during the commissioning period before the startup of the Power Plant or when all units of the Power Plant stop operation due to its own reasons. The from-grid electricity output shall be the accumulated output of all electricity input (negative direction) read at the Metering Point stipulated in Article 6.1 and all electricity input of startup/standby transformers.

7.4	Power Factor

After calculating the on-grid reactive electricity output, in the event that the power factor is over 0.8, it will be deemed as reactive insufficiency. The Power Seller shall pay to the Power Purchaser the reactive compensation electricity fees for the reactive insufficiency.

7.5	The on-grid electricity output and the from-grid electricity output shall be calculated separately and shall not be offset with each other.
CHAPTER VIII SETTLEMENT AND PAYMENT OF ELECTRICITY FEES
8.1	Calculation of Electricity Fees

8.1.1	The electricity fees shall be settled in RMB.

8.1.2	The on-grid electricity fees shall be calculated by the following formulas:

On-grid Electricity Fees=Accumulated Electricity Purchase Output×Corresponding On-grid Electricity Tariff ( Inc. Tax)

Reactive Electricity Fees=Reactive Insufficient Electricity Output×Corresponding Reactive Compensation Electricity Tariff (Inc. Tax)

8.2	Settlement of Electricity Fees

8.2.1	After having completed the readings of the energy meters according to Article 7.2, the Power Seller shall accurately calculate the on-grid electricity output and the electricity fees in accordance with the reading records, fill in the Electricity Output Settlement Sheet and the Electricity Fees Billing Sheet, and send the facsimiles of them to the Power Purchaser on the same day or on the next Working Day, and the originals shall be sent as an express mail on the same day.

8.2.2	After having received the Electricity Output Settlement Sheet and Electricity Fees Billing Sheet sent by the Power Seller, the Power Purchaser shall check and confirm them as soon as possible; in case of any dissidence, the Power Purchaser shall inform the Power Seller within six (6) Working Days after having received the facsimiles. After being amended by the Parties through consultation, the amended Electricity Output Settlement Sheet and Electricity Fees Billing Sheet shall be sent to the Power Purchaser through facsimiles by the Power Seller and the originals of them shall be sent as an express mail on the same day. In the event that the Power Purchaser fails to inform the Power Seller of any dissidence within six (6) Working Days after having received the facsimiles, they shall be deemed as having been confirmed with no dissidence.

8.2.3	The Power Seller shall endorse the value added tax invoice based on the Electricity

Fees Billing Sheet which has been confirmed by the Power Purchaser, and deliver such invoice to the Power Purchaser. After having received the confirmed originals of the Electricity Output Settlement Sheet, Electricity Fees Billing Sheet and value added tax invoice, the Power Purchaser shall pay off the on-grid electricity fees of that period in two installments: (1) within fifteen (15) Working Days after having received the aforesaid originals, the Power Purchaser shall pay for 50% of the on-grid electricity fees of that period; (2) within thirty (30) Working Days after having received the aforesaid originals, the Power Purchaser shall pay off the rest 50% of the on-grid electricity fees of that period.

In the event the Power Purchaser fails to pay off the on-grid electricity fees within the prescribed time limit for any reason, through mutual consultations, the portion of the postponed payment prescribed herein shall be charged with liquidated damages according to the bank loan interest rate within the corresponding period. The overdue days shall be counted from the next day of the deadline for the payment of the second installment.

8.3	Electricity Fees Payment for the On-grid Electricity Output during the Commissioning Period

After the unit commissioning period for the Power Plant’s units is over, the Power Purchaser shall pay the electricity fees for the on-grid electricity output during the commissioning period within thirty (30) Working Days. The detailed payment methods and stipulations shall refer to Article 8.2.

8.4	Calculation and Payment for the Paid Auxiliary Service Fees

Matters concerning the calculation and payment for the fees of the paid auxiliary service provided by the Power Purchaser’s power grid or the Power Seller’s Power Plant shall be carried out by both Parties according to relevant national regulations.

Before the formal implementation of relevant national regulations, the existing measures shall be followed.

8.5	Electricity Fees Payment for the Difference Adjustment between the Temporary Electricity Tariff and Approved Electricity Tariff

As for the difference between the temporary electricity tariff and the approved electricity tariff, in light of the stipulations of Article 5.3 hereof and the regulations of relevant approvals, the Parties hereto shall, within thirty (30) Working Days after the difference of such tariff has been confirmed by the Parties, complete the settlement of the electricity fees, and refund the overpayment or supplement the shortfall.

8.6	Electricity Fees Payment for the Metering Errors Adjustment

According to the stipulations of Article 6.5 hereof, in the event that the Power Purchaser needs to increase the payment to the Power Seller or the Power Seller needs to refund the payment to the Power Purchaser due to metering errors, the increased or refunded payment shall be settled together with the electricity fees of the next month upon the written agreement concluded by the Parties.

8.7	Payment for the From-grid Electricity Fees

The electricity fees for the from-grid electricity output defined in Article 7.3.2 hereof shall be calculated by the electricity retail tariff which has been approved by the local price regulatory authority, and shall be paid by the Power Plant within the first ten (10) days of the next month.

8.8	Yearly Clearing for Liquidated Damages and Compensation Fees

As for those liquidated damages or compensation fees which fail to be settled at each month, the Parties hereto shall finish the clearing for the unsettled liquidated damages or compensation fees of the previous year before the end of January of the following year.

8.9	Payment Method

Any payment which shall be paid by any Party hereto according to this Contract shall be directly remitted to the bank account provided by the receiving Party in this Contract. In case the receiving Party has noticed the other Party in writing about the alteration of its opening bank or bank account, the aforesaid payments shall be remitted to the changed bank account.

The bank account indicated in the value added tax special invoice of the receiving Party shall be consistent with the bank account provided in this Contract or the changed one upon written notice.

8.10	Materials and Records

Both Parties agree to keep their original materials and records respectively so as to facilitate the reasonable checking of the statements, records examination or inspection and check of the accuracy of calculations in accordance with this Contract.
CHAPTER IX FORCE MAJEURE
9.1	If the occurrence of any Force Majeure event completely or partially impedes one Party from fulfilling any obligation under this Contract, such Party may be exempted from or postponed to perform its contractual obligations, provided that:

(1)	The scope and period for the exempted or delayed performance shall not exceed the reasonable need for the elimination of impact of the Force Majeure;

(2)	The Party affected by the Force Majeure shall continue to perform its other obligations under this Contract which are not affected by the Force Majeure, including the obligation to make all due payment;

(3)	In case the Force Majeure events come to an end, the Party affected by Force Majeure shall resume the performance of this Contract as soon as possible.
9.2	In the event that any Party is unable to perform this Contract due to Force Majeure, such Party shall promptly inform the other Party, and shall send a written notice to the other Party within three (3) days thereafter. Such written notice shall indicate the date of the occurrence of Force Majeure, the anticipated duration, the nature of the events, the impact on its performance of this Contract and the measures it has taken to mitigate the impact of such Force Majeure events.

Upon the other Party’s request, the Party affected by the Force Majeure shall furnish the other Party with an evidential document issued by the competent local notary public where the Force Majeure event occurs within fifteen (15) days commencing from the date when the Force Majeure event occurs (in the event of communication interruption, from the restoration date of the communication).

9.3	The Parties affected by the Force Majeure shall take reasonable measures to mitigate the losses incurred by one or both Parties caused by Force Majeure. The Parties shall immediately consult with each other to formulate and implement a remedy plan and reasonable alternative measures to minimize or eliminate the consequences of Force Majeure.

In the event the Party affected by Force Majeure fails to use all its reasonable endeavors to mitigate the consequences of Force Majeure, that Party shall be responsible for the enlarged losses arising therefrom.

9.4	In the event that the Force Majeure has prevented a Party from performing its obligations under this Contract for a continuous period of over twenty (20) days, the Parties hereto shall consult with each other to determine the conditions for continuing the performance of this Contract or to terminate this Contract. If the Parties hereto fail to reach agreement concerning the conditions for continuing the performance of this Contract or the termination of this Contract within thirty (30) days after the occurrence of the Force Majeure, any Party shall be entitled to terminate this Contract with a notice to the other Party, unless otherwise provided herein.

9.5	In the event that the Power Seller or the Power Purchaser fails to accomplish the power sale or purchase obligations under this Contract due to governmental actions, change of laws or substantial change of power markets, the Parties hereto shall consult with each other to resolve the issues on the principle of fairness and reasonableness. The Parties may properly amend this Contract if necessary.
CHAPTER X UNPLANNED OUTAGE
10.1	Both Parties agree that, the annual allowable accumulated Equivalent Unplanned Outage Hours due to Power Seller’s Reason of the current year shall be 480 hours. In the event the actual annual accumulated Equivalent Unplanned Outage Hours of the Power Plant exceeds the annual allowable hours due to Power Seller’s Reason, the settlement electricity output of that month shall be deducted of a certain amount of the electricity output which is the nameplate capacity multiplied by the excess hours.

10.2	Both Parties agree that, during the Unplanned Outage period of the units of the Power Plant of that year due to Power Seller’s Reason, the allowable times for Forced Outage shall be 8 times. In the event that the actual annual accumulated Forced Outage times of that year exceeds the annual allowable Forced Outage times of the units of the Power Plant due to Power Seller’s Reason, for each excess time, the settlement electricity output of that month shall be deducted of a certain amount of electricity output which is the nameplate capacity multiplied by two (2) hours.

10.3	As for those deficient electricity purchase output caused by the Unplanned Outage (including the unplanned derated outage) due to Power Purchaser’s Reason, the provisions of Article 4.4.3 shall be followed.

10.4	In case of Forced Outage due to Power Purchaser’s Reason, for each time of outage, the electricity output calculated from the nameplate capacity multiplied by one (1) hour shall be added into the Annual Contractual On-grid Electricity Output of that year.
CHAPTER XI LIABILITY FOR BREACH OF CONTRACT
11.1	Any Party’s violation of the provisions of this Contract shall be deemed as a breach of contract, and the other Party shall be entitled to require the breaching Party to compensate its economic losses arising from the breach of contract.

11.2	Besides the stipulations provided in other Chapters hereof, both Parties agree that the liabilities for breach of contract which shall be born by the Power Purchaser shall also include the following: .

11.3	Besides the stipulations provided in other Chapters hereof, both Parties agree that the liabilities for breach of contract which shall be born by the Power Seller shall also include the following: .

11.4	In case of any breach of contract, the non-defaulting Party shall immediately inform the defaulting Party to stop the breach of contract, and send to the defaulting Party a written notice as soon as possible to require it to correct the breach of contract and pay liquidated damages according to this Contract. The defaulting Party shall immediately take measures to correct its defaulting acts and confirm its violations, pay liquidated damages or compensate the losses of the other Party according to the provisions of this Contract.

11.5	Before the expiration of the performance term provided in this Contract, in the event that any Party clearly expresses or indicates by its behaviors that it will not fulfill its contractual obligations, the other Party may require that Party to assume liabilities for breach of contract.
CHAPTER XII EFFECTIVINESS AND VALID TERM OF THIS CONTRACT
12.1	This Contract shall come into effect when it has been signed by the legal representatives or authorized proxies of both Parties and affixed with the official stamps, and upon the effectiveness of the Grid Connection and Dispatching Agreement.
CHAPTER XIII APPLICABLE LAW
13.1	The formation, effectiveness, interpretation, performance and dispute resolution shall be governed by the laws of the People’s Republic of China.

CHAPTER XIV AMENDMENT, ASSIGNMENT AND TERMINATION
OF THIS CONTRACT
14.1	Any alteration, amendment or supplement to this Contract shall be conducted in written form, and the effectiveness for each of them shall be subject to the provisions of Article 12.1.

14.2	The Power Seller and the Power Purchaser expressly agree that, without the other Party’s prior written consent, they shall not have the right to assign to any third Party all or part of their rights or obligations under this Contract.

14.3	Within the valid term of this Contract, the Parties hereto agree to adjust or amend this Contract under any of the following conditions:
a)	relevant laws, regulations, rules or polices of China are amended;

b)	relevant rules, measures or regulations, etc. are promulgated and implemented by the State power regulatory agency;

c)	other circumstances agreed by the Parties: .
14.4	Termination of Contract

In the event that any of the following events occurs to any Party, the other Party shall be entitled to terminate this Contract days after serving a notice of termination:
(1)	bankruptcy or liquidation of any Party, or the business license or power business permit of any Party or the Power Plant is revoked;

(2)	any Party merged with any other party and all or majority part of its assets have been transferred to another entity, and the existing enterprise cannot assume its all obligations under this Contract;

(3)	the Grid Connection and Dispatching Agreement entered into by and between the Parties is terminated;

(4)	Due to Power Seller’s Reason, the Power Plant’s generator units fail to safely generate and transmit power in accordance with the requirements of this Contract for a continued period of twenty (20) days;

(5)	Due to Power Purchaser’s Reason, the Power Purchaser fails to accept the power in accordance with the requirements of this Contract for a continued period of twenty (20) days;

(6)	Other events agreed by the Parties for the termination of this Contract:
CHAPTER XV DISPUTE RESOLUTION
15.1	Any dispute arising out of the performance of this Contract and in relation to this Contract shall be firstly resolved by the Parties through consultations, or may be submitted to the power regulatory authority for mediation. In the event that such dispute cannot be resolved through consultation or mediation, the Parties shall choose Item (2) below for resolution:
(1)	The Parties agree to submit the dispute to the Arbitration Committee of Dehong Prefecture for arbitration in accordance with its then prevailing arbitration rules. The arbitration award shall be final and legally binding upon the Parties hereto.

(2)	Any Party may bring lawsuit to the people’s court with competent jurisdiction.
CHAPTER XVI MISCELLANEOUS
16.1	Confidentiality

Both Parties warrant that they will keep confidential the materials and documents which are procured from the other Party and cannot be procured through public channels. Without the prior approval from the original provider of such materials and documents, the other Party shall not disclose to any third party all or part of the materials and documents, unless otherwise provided by the State.

16.2	Appendices
Appendix I:	Major Technical Parameters of the Power Plant

Appendix II:	Diagram for the Main Wiring and Metering Points of the Power Plant

Appendix III:	The Annual Allowable Planned Outage Hours for Each Generator Unit of the Power Plant
The Appendices to this Contract shall constitute an integral part of this Contract, and shall have the same legal effect as this Contract. In case of any discrepancies between this Contract and its appendices, according to the nature of the discrepancy, the content which has the closest connection with and deeper understanding of the discrepancy shall firstly prevail. In the event that the discrepancies or conflicts still exist after the aforesaid principle is adopted, the Parties shall, on the principle of good faith, consult with each other to resolve them according to the purpose of this Contract.

16.3	Entire Agreement

This Contract and its appendices constitute the entire agreement of both Parties to this Contract pertaining to the transaction agreed upon in this Contract, and shall replace all previous discussions, negotiations, agreements and contracts between both Parties in respect of the transaction of this Contract.

16.4	Notification and Service

Any notification, document and legal bills pertaining to this Contract shall be conducted in written form. Documents delivered by registered letter, express mail or designated person shall be deemed as having been served after being signed and confirmed by the recipient; if sent by facsimile, the documents shall be deemed as having been served after those documents have been received. All notifications, documents and legal bills shall not come into effect until they are served or received. All notifications, bills, materials and documents shall be sent to the addresses provided in this Contract, unless the other Party sends a written notice to change its address.

16.5	Other issues agreed by the Parties:

16.6	Text

This Contract comprises twenty-one (21) pages, and shall be signed in four (4) counterparts. Each Party shall hold one (1) and the rest two (2) counterparts shall be filed with the local power regulatory authority for record.

Power Purchaser: Dehong Power Supply Co., Ltd.
(Stamp)
Legal Representative: Yue Zhiqiang
Authorized Proxy: /s/ Cun Shijian
Power Seller: Yunnan Huabang Electric Power Development Co., Ltd.
(Stamp)
Legal Representative:
Authorized Proxy: /s/ Li Xiaozun
Signing Date: November 4, 2009
Signing Place: Mangshi